Exhibit 21.1

LIST OF SUBSIDIARIES

China Pediatric Pharmaceuticals, Inc. has the following subsidiaries and affiliates:

Subsidiaries’ or Affiliate’s Name	Jurisdiction of Incorporation or Organization	Percentage of Ownership
China Children Pharmaceuticals, Co., Ltd. (“China Children”)	Hong Kong	100% by China Pediatric Pharmaceuticals, Inc.
Xi’an Coova Children Pharmaceuticals Co., Ltd. (“WFOE”)	PRC	100% by China Children
Shaanxi Jiali Pharmaceuticals, Co., Ltd.	PRC	Controlled by WFOE through various contractual agreements